April 30, 2019

ROBERT A. FREEDMAN	EMAIL: RFREEDMAN@FENWICK.COM Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE Washington, DC 20549

Attention:	Sonia Bednarowski
Justin Dobbie
Rolf Sundwall
Jim Rosenberg

Re:	Stoke Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted March 26, 2019

CIK No. 0001623526

Ladies and Gentlemen:

On behalf of Stoke Therapeutics, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) to the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001623526) as confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2019 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 17, 2019 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being mailed via overnight courier two copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft No. 2 to update certain other disclosures.

U.S. Securities and Exchange Commission

April 30, 2019

Draft Registration Statement on Form S-1

Market and industry data, page ii

1.

We note your disclosure that you commissioned a report by Health Advances LLC. Please file a consent by Health Advances LLC as an exhibit to your registration statement pursuant to Rule 436 of the Securities Act.

In response to the Staff’s comment, the Company has revised its disclosure on page II-4 to indicate that the consent of Health Advances LLC will be filed as Exhibit 23.3 in a later filing.

Prospectus Summary

Company overview, page 1

2.

You state that current treatments for Dravet syndrome provided by your competitors perform “very poorly.” Please provide us with your basis for this characterization of their performance or revise your disclosure.

The Company respectfully advises the Staff that this characterization is based on the more than 90% of Dravet syndrome patients who report suffering from incomplete seizure control, according to a 2017 study as published in the Developmental Medicine & Child Neurology Journal. To clarify this, the Company has removed the words “do so very poorly” and revised its disclosure on pages 1, 87 and 99 of Draft No. 2, accordingly.

Advantages of TANGO, page 2

3.

Please revise this section and throughout to remove comparisons of your ASOs to other product candidates, products and treatments if you have not conducted head-to-head clinical trials. For example, we note your statement on page 2 that TANGO may have several key advantages over existing and emerging therapeutic modalities, your disclosure on page 88 that your product candidate “has the potential to result in significantly improved outcomes compared to existing antiepileptic drugs,” and your disclosure on page 102 that “[b]y comparison to the approved drug SPINRAZA, STK-001 possesses less predicted off-target activities.”

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 3, 88, 94 and 103 accordingly.

Our precision medicine platform

Treatment of autosomal dominant haploinsufficiency diseases with TANGO, page 2

4.

Your statement on page 3 that ASO delivery to the CNS is particularly well-precedented with one FDA-approved drug creates the implication that your drug candidate will also be approved by the FDA. In addition, your statement on page 2 that your technology can provide a single-drug approach for diseases that are caused by many loss-of-function mutations in a single gene, the inclusion of your “TANGO Technology” as a current or emerging medicine in your chart on page 90 and your statement on page 100 that your precision medicine approach may have a profound impact on individuals and families imply that your current and future product candidates will be approved by the FDA. Such statements are inappropriate given the stage of development of your product candidates. Revise these statements and all other similar statements to eliminate such implication.

U.S. Securities and Exchange Commission

April 30, 2019

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 3, 90, 95 and 100 of Draft No. 2 to emphasize than none of the Company’s product candidates have received FDA approval. With respect to the statement on page 2 referenced in the Staff’s comment, the Company respectfully notes that the disclosure describes how TANGO was designed, rather than an assertion about its functionality; additionally, the statement is qualified as merely “potentially providing a single-gene approach…” The Company considers this a fair statement of TANGO’s design, and would not view it as implying FDA approval. Additionally, the Company would note its risk factor entitled “Even if we complete the necessary preclinical studies and clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize a product candidate and the approval may be for a narrower indication than we seek” on page 13 of Draft No. 2, and related risk factors, emphasize the absence of any current, and uncertainty of any future, FDA approval for any of the Company’s product candidates.

Our Programs

Dravet syndrome – STK-001, page 3

5.

We note your disclosure on page 3 that you plan to apply for Orphan Drug Designation from the FDA and that you plan to discuss expedited regulatory pathways with regulatory authorities such as Fast Track Designation and Breakthrough Therapy Designation. Please disclose here and throughout, if true, that the FDA has not given any indication as to whether your product candidate will receive an orphan drug designation or be permitted to use expedited regulatory pathways.

In response to the Staff’s comment, the Company has revised its disclosure to indicate that the FDA has not given any indication on whether our product candidate will receive an orphan drug designation or be permitted to use any such expedited pathway on pages 3 and 98 of Draft No. 2 accordingly.

Implications of being an emerging growth company and smaller reporting company, page 5

6.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Under separate cover, the Company has concurrently herewith supplementally provided the Staff with a copy of the corporate presentation slide deck that has been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

U.S. Securities and Exchange Commission

April 30, 2019

Risk factors

Risks related to our intellectual property

Our owned and in-licensed patents and patent applications, page 36

7.	Please clarify what you mean by your disclosure that your in-licensed patent and patent applications generally cover the use of STK-001 but do not specifically cover STK-001 or its use.

In response to the Staff’s comment, the Company has revised its disclosure on page 36 of Draft No. 2 accordingly.

Risks related to our common stock and this offering

Anti-takeover provision in our charter documents, page 57

8.

We note your disclosure here and on page 147 that your restated certificate of incorporation will contain an exclusive forum provision. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provisions in the certificate of incorporation state this clearly. Please also file a copy of your amended and restated certificate of incorporation with your next amendment or tell us when you plan to do so. Note that we may have further comment after review of this document and your revised disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page 149 of Draft No. 2 accordingly. The Company will file the amended and restated certificate of incorporation in a later filing, but for reference, the relevant provision of the amended and restated certificate of incorporation will read as follows:

“Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation or the Bylaws or as to which the General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action to interpret, apply, enforce or determine the

U.S. Securities and Exchange Commission

April 30, 2019

validity of this Certificate of Incorporation or the Bylaws; or (e) any action asserting a claim against the Corporation governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.”

It is the Company’s position that the reference “to the fullest extent permitted by law” is sufficient to indicate that it will not apply to actions brought under the Exchange Act and allows the Company to enforce such provision, if it wishes, for matters under the Securities Act that may currently be ambiguous.

Use of Proceeds, page 61

9.	Please clarify what you mean by “demonstrate clinical proof of concept” by clarifying whether you are referring to preclinical studies or clinical trials.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 61 of Draft No. 2 to clarify that the proceeds are intended to be used to nominate, conduct preclinical studies and demonstrate clinical proof of concept for additional product candidates.

Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies and significant judgements and estimates

Determination of the fair value of common stock, page 81

10.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business, page 86

11.	Please revise to disclose the material terms of your sponsored research agreement with the University of Michigan, and file the agreement as an exhibit to your registration statement, if required.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s sponsored research agreement with the University of Michigan has not generated any original intellectual property to date, nor does the Company license any intellectual property from the University of Michigan. Under the sponsored research agreement, the University of Michigan assists the Company in conducting preclinical studies related to STK-001, and while the University of Michigan is a leader in the area of genetic treatments, the Company believes it could engage another research university for comparable studies if needed. The sponsored research agreement operates under a modest, fixed budget and finite term: an initial agreement was signed in December 2017 for one year of research at a cost of $428,000, and a second agreement was executed in December 2018 for two years of research at a total cost of $624,000.

U.S. Securities and Exchange Commission

April 30, 2019

The Company has no ongoing commitments under the agreement beyond the end of the contracted research in November 2020.

Accordingly, the Company does not consider itself to be substantially dependent upon its sponsored research agreement with the University of Michigan, and therefore does not view this agreement as a material contract within the meaning of Item 601(b)(10) of Regulation S-K, and does not believe that additional disclosure regarding the agreement, or filing the agreement, is necessary to provide investors with an appropriate understanding of the Company.

Our precision medicine platform

Tango mechanisms of action, page 93

12.	Please balance the disclosure in this section by stating that you have only one product candidate and that this product candidate is still in preclinical studies.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that we currently only have one product candidate and that this product candidate is still in preclinical studies on page 94 of Draft No. 2 accordingly.

Dravet syndrome disease overview

STK-001: Preclinical data, page 100

13.

Please revise your disclosure of your preclinical studies by identifying the number of mice in each group, as opposed to a range, and the number of groups tested as well as the range of results observed. In addition, please identify the range of increases in the Nav1.1 protein that was observed in your study with monkeys and the number of monkeys sacrificed at 3 days and at 29 days after dosing.

In response to the Staff’s comment, the Company has revised its disclosure to identify the number of mice in each group, the number of groups tested, as well as the requested ranges on pages 100, 101, 102 and 103 of Draft No. 2 accordingly.

14.	Please clarify what you mean by “non-Good Laboratory Practice” on page 103, and disclose whether you will be able to use the results of this test as part of your IND submission to the FDA.

In response to the Staff’s comment, the Company has revised its disclosure to explain that the pilot experiment was not required to be performed under Good Laboratory Practices on page 103 of Draft No. 2 accordingly.

Additional product opportunities, page 104

15.

Please revise your disclosure on page 104 and similar statements throughout that refer to your “broader pipeline of first-in-class medicines” as this statement and other similar statements throughout are inappropriate given the stage of development of your product candidate. In this regard, we note that you have identified only one product candidate, which is still in the preclinical stage.

U.S. Securities and Exchange Commission

April 30, 2019

In response to the Staff’s comment, the Company has revised its disclosure on pages 87 and 104 of Draft No. 2 accordingly.

Intellectual property

License agreements

Cold Spring Harbor Laboratory, page 109

16.	Please quantify your royalty obligations under the CSHL and Southampton Agreements and the percentage of the sublicense revenue if you sublicense rights under the CSHL Agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 110 of Draft No. 2 accordingly.

Notes to Consolidated Financial Statements

8. Convertible preferred stock

Liquidation, page F-18

17.

Considering that the company may be subject to an involuntary event, which may trigger payment to the preferred stockholders, please provide us your analysis under ASR 268 supporting your classification of convertible preferred stock within permanent equity.

In response to the Staff’s comment, the Company notes that it considered ASR 268 in its analysis of its accounting for preferred stock and whether an involuntary event may trigger payment to the preferred stockholders. The Company determined that the only provision that could result in a possible payment of the preferred stock was a deemed liquidation. As a result, the Company considered whether a deemed liquidation in the event of a merger or sale of the Company would cause the preferred stock to be classified as mezzanine or permanent equity, i.e., would the preferred stock subject to redemption in the event of a merger or sale be outside the control of the Company. The Company also considered the composition of its Board of Directors according to the Company’s Second Amended and Restated Stockholders’ Agreement; matters of liquidation, dissolution, winding up and deemed liquidation events must first be approved by the Board of Directors before going to shareholders for a vote. The preferred stockholders hold a minority of the seats on the Board of Directors, while the common shareholders hold a majority of such seats. Accordingly, the preferred stockholders cannot control the vote of the Board of Directors and effectuate a deemed liquidation and cause a redemption. As such, redemption provision events are in the control of the Company and the Company therefore considers permanent equity classification for its preferred stock to be appropriate.

General

18.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

The Company does not currently intend to include any additional graphic, visual or photographic information in the prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

* * * * * * *

U.S. Securities and Exchange Commission

April 30, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

Partner

FENWICK & WEST LLP

cc:	Edward M. Kaye, Chief Executive Officer

Stephen J. Tulipano, Chief Financial Officer

Stoke Therapeutics, Inc.

Effie Toshav, Esq.

Julia Forbess, Esq.

Fenwick & West LLP

Deanna Kirkpatrick, Esq.

Marcel Fausten, Esq.

Davis Polk & Wardwell LLP